UNITED STATES OF AMERICA
                         before the
             SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


______________________________________________
In the matter of

CSW Energy, Inc.                                REPORT FOR PERIOD
Dallas, Texas  75266-0789                       October 1, 1995 to
                                                December 31, 1995
File No.  070-08205                             PURSUANT TO RULE 24


     This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to IPPs. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support and related fees or interest payable issued by or for the account of CSW or CSW
Energy.  See Exhibit A.

                      S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy,
Inc. has duly caused this report to be signed on its behalf on this 13th day of February, 1996.



                                        CSW Energy, Inc.


                                   /s/  EDDIE PEEBLES
                                        Eddie Peebles
                                        Controller